SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: November 17, 2009

Press Release

For Immediate Release

OTI to Present Innovative New Products for Mobile Payments and ID at
CARTES and IDentification 2009 Show in Paris

- Demonstrations include ID, Medical, Parking, Mass Transit, Payment Solutions to Support
Global Contactless Projects

- Ohad Bashan, OTI's President is a Featured Speaker on Contactless in
Parking Implementations

Iselin, NJ – November 16, 2009 – On Track Innovations Ltd (OTI) (NASDAQ-GM: OTIV) global leader in contactless microprocessor-based smart card solutions, will showcase its range of contactless solutions at the CARTES and IDentification show in Paris in booth 4 K 017 between November 17-19 at the Paris-Nord Villepinte Exhibition Center in Paris, France.

Ohad Bashan, President of OTI, will speak on Tuesday, November 17, at 5pm about “Contactless and Parking Applications – Combining Infrastructure and Technology” as part of the CARDS & PAYMENTS 2009 track.

Payments:
NEW! OTI will introduce the new version of its Smart Sticker – a credit card thickness sticker, that can be adhered to the back of the mobile phone turning it into a payment device. The product provides a perfect solution for mobile operators and financial institutions interested in joining forces to increase market share and addressing additional usages for the mobile phones already in the hands of the customers. The unique thickness of the stickers allows for mass personalization and deployment of the sticker, using existing equipment.

OTI will also demonstrate its suite of MasterCard and Visa certified products including payment devices and readers. Payment devices include key fobs and additional form factors. OTI readers include solutions for indoor and outdoor markets, including countertop reader, solutions for vending machines, petroleum and mass transit markets.

SmartID:
OTI will present its solutions and capabilities in secured end-to-end ID solutions, including the MAGNA™ complete product solutions and electronic passport demo. Specifically, OTI will demonstrate its flexible and modular solutions that uniquely address countries which have to deal with lack of infrastructure, without compromising on performance or security.

NEW! OTI will introduce its new Mobile Registration System (MRS), a modular integrated solution for capturing textual (demographic) and biometric characteristics of individuals. The MRS is ideal for enrollment in rural areas with harsh conditions.

MediSmart:
OTI’s MediSmart is a personal portable medical database, transforming the patient’s electronic health record (EHR) to a portable medium, enabling sophisticated patient and provider authentication, implementing secure encryption and providing integration with legacy IT systems.

Parking:
OTI will also demonstrate its in-vehicle parking meter solution, EasyParkTM. With EasyPark, the driver simply parks his car and turns on the contactless in-vehicle parking meter device displayed in the car window; upon returning to the vehicle, the driver turns the device off. This creates a second to none user experience by eliminating the need for cash, change, looking for a parking meter and support personnel, and creates a uniquely convenient user experience. The EasyPark system can be used for both on-street parking payments and for parking lots, where the device is presented at the gate when entering or exiting the lot.

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the superiority or uniqueness of our products. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com